
13000255

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 12/13/12

January 10, 2013

Anthony M. Pepper
Praxair, Inc.
tony_pepper@praxair.com

Re: Praxair, Inc.
Incoming letter dated December 13, 2012

Dear Mr. Pepper:

This is in response to your letter dated December 13, 2012 concerning the shareholder proposal submitted to Praxair by John Chevedden. We also have received letters from the proponent dated January 3, 2013 and January 7, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 10, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Praxair, Inc.
Incoming letter dated December 13, 2012

The proposal asks the board to adopt a policy that in the event of a change of control of the company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met.

There appears to be some basis for your view that Praxair may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Praxair, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Praxair omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M 07 16***

January 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Praxair, Inc. (PX)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 13, 2012 company request concerning this rule 14a-8 proposal.

This proposal is consistent with the core principle behind shareholder proposals – that resolution should focus on issues of policy, while leaving details of implementation up to the company.

The company does not cite any text in the proposal that highlights termination due to factors not triggered by a change in control.

Although the company purports that there are a number of ways to implement the proposal, the company does not point to any purported implementation method that would be "significantly different from the actions envisioned" to the extent that an increase in the acceleration of executive pay would result. The company did not cite any way the company might implement this proposal for which shareholders might criticize the company for going in the opposite direction advocated by this proposal. The company does not point to any supporting text that might seem to favor the acceleration of executive pay.

The company in fact believes that pro rata is clear because the company used pro-rata in its 8-K, attached with the proponent's January 3, 2013 letter, without specifying that the company use of pro-rata was to be interpreted in one particular way out of a field of purported possible interpretations.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Anthony M. Pepper <Tony_Pepper@Praxair.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Praxair, Inc. (PX)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 13, 2012 company request concerning this rule 14a-8 proposal.

The company believes that pro rata is clear because the company used pro-rata in its attached 8-K without specifying that the company use of pro-rata is to be interpreted in one particular way out of a field of possible interpretations.

Additional information will be forwarded soon.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Anthony M. Pepper <Tony_Pepper@Praxair.com>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 23, 2007

PRAXAIR, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or Other jurisdiction of incorporation)

1-11037	06-124-9050
(Commission File Number)	(IRS Employer Identification No.)

39 OLD RIDGEBURY ROAD, DANBURY, CT	06810-5113
(Address of principal executive offices)	(Zip Code)

(203)837-2000
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) On October 23, 2007, the Board of Directors of Praxair, Inc. ("Praxair") elected Edward G. Galante a director of Praxair and a member of the Board's Compensation and Management Development Committee and the Governance and Nominating Committee, in each case effective December 1, 2007. Mr. Galante will be entitled to participate in the non-management director compensation arrangements described under the caption "Director Compensation-*director compensation program*" in Praxair's 2007 proxy statement dated March 15, 2007, including a pro-rata 2007 equity grant to be made in accordance with Section 5.6 of the 2005 Equity Compensation Plan for Non-Employee Directors of Praxair (filed as Exhibit 10.04 to Praxair's Form 8-K dated April 29, 2005).



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRAXAIR, INC.
Registrant

Date: October 26, 2007

By: /s/ James T. Breedlove
James T. Breedlove
Senior Vice President, General Counsel
and Secretary



39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER
SENIOR COUNSEL &
ASSISTANT SECRETARY

Tel: 203-837-2264
Fax: 203-837-2515
tony_pepper@praxair.com

December 13, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: *Praxair, Inc.*
Shareholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Praxair, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (together, the "2013 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from John Chevedden (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent (and his representatives) are attached as Exhibit A.

The Company believes it properly may omit the Proposal from the 2013 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials.

I. The Proposal

The resolution contained in the Proposal reads as follows:

"RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy."

The supporting statement following the resolution, which is included in full in Exhibit A, includes a number of assertions about the Company and its officers and directors, including the following:

- *"The GMI/The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay—$32 million for our CEO Stephen Angel."*
- *"Some of the blame for this goes to our executive pay committee with two Directors from companies that went bankrupt. Robert Wood was associated with the Chemtura Corporation bankruptcy and Wayne Smith was associated with the Citadel Broadcasting bankruptcy."*
- *"Mr. Smith, the chairman of this executive pay committee, was an inside-related director."*
- *"Our nomination committee also included Messrs. Wood and Smith plus Oscar de Paula Bernardes Neto who was associated with the Delphi Corporation bankruptcy."*

II. Reasons for Omission

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 14a-9 (prohibiting materially false or misleading statements in proxy soliciting materials). We believe that the Proposal properly may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because (A) the Proposal is impermissibly vague and indefinite in that it is subject to multiple interpretations and fails to provide sufficient guidance on its implementation, (B) it contains factual statements that are materially false and misleading and (C) it contains statements that directly or indirectly impugn the character, integrity, or personal reputation of certain Company directors without factual foundation.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite in that it is subject to multiple interpretations and fails to provide sufficient guidance on its implementation.

Staff guidance provides that a proposal violates Rule 14a-8(i)(3) if it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("SLB 14B"). Applying this standard, the Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a key term of the proposal is left undefined or a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *The Boeing Co.* (Mar. 2, 2011), the Staff concurred with the exclusion of a proposal that would have requested that the issuer encourage senior executives to relinquish "preexisting executive pay rights" because the proposal did not define or otherwise provide any guidance regarding how the term "preexisting executive pay rights" would apply to the issuer's various compensation programs. Likewise, in *Bank Mutual Corp.* (Jan. 11, 2005), the Staff concurred with the exclusion of a shareholder proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years. The underlying reasoning for such exclusions is that an ambiguously drafted proposal "may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).[1]

In particular, during 2012 the Staff has concurred in the exclusion of a number of proposals that are very similar to the Proposal, on the basis that in each case, in the words of the Staff, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal require." These include the following:

- *Verizon Communications Inc.* (Jan. 27, 2012): proposal requests "a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met."

- *Limited Brands, Inc.* (Feb. 29, 2012): proposal requested "a policy that in the event of a change of control of the Company, there shall be no acceleration in the vesting of any equity award to a senior executive, provided that any unvested award may vest on a pro rata basis up to the time of a change of control event. To

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1 In *Fuqua*, the Staff also noted the company's position that the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretation."

the extent any such unvested awards are based on performance, the performance goals must have been met."

- *Devon Energy Corp.* (Mar. 1, 2012): proposal requested "a policy that in the event of a senior executive's termination or a change of control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that an unvested equity awards may vest on a pro rata basis. To the extent any such unvested equity awards are based on performance, the performance goals must be met."

- *Staples, Inc.* (Mar. 5, 2012): proposal requested "a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met."

The current Proposal presents the same ambiguities as the proposals noted above, and in fact introduces further ambiguity by referring to the "day of termination" in a proviso, even though the requested prohibition on acceleration does not tie to or otherwise reference termination at all.

Ambiguities as to events that may trigger acceleration. The Proposal seems to allow partial accelerated vesting in certain circumstances. It is not at all clear, however, what these circumstances are. The Proposal's key terms include that "any unvested equity award may vest on a pro rata basis *as of the day of termination*" (emphasis added). This is included as a proviso to the general prohibition on the accelerated vesting of awards *in the event of a change of control.*

This language is subject to multiple interpretations that could result in materially different outcomes. The proviso seems to contemplate some sort of accelerated vesting triggered upon a "termination." It is unclear how this termination-based acceleration would function as an exception to the general prohibition of accelerated vesting triggered by a "change of control." While the language is inherently confusing, there are several potential interpretation as to how to apply this proviso in the context of the general prohibition.

One interpretation is that some level of accelerated vesting is permitted if the executive's employment terminates upon or in connection with the change in control. The language does not define "termination," or in any way distinguish between involuntary termination (with or without cause), voluntary termination (with or without good reason), or termination for other reasons, such as retirement, death or disability, nor does it include any language suggesting that the type of termination matters.[2] Thus, this could be read to allow, for example, the executive to

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2 Similarly, the Proposal does not define the term "change of control," which can have a wide variety of meanings, including an outright merger of the Company into another

terminate his or her employment voluntarily with no good reason following a change in control and to receive some sort of accelerated vesting. This would seem at odds with the general thrust of the proposal, which is not to give executives the opportunity to receive accelerated vesting on a change of control.

Alternatively, the Proposal (though it does not specify this) could be attempting to permit only a "double-trigger" acceleration upon the occurrence of certain termination events within a specified period following a change of control. This would be consistent with, for example, the provisions of Section 16.3 of the 2009 Praxair, Inc. Long-Term Incentive Plan, which contemplates accelerated vesting of unvested awards in the event of a termination of employment, *other than for cause,* in connection with or within a specified period following a change of control. Unfortunately, nothing in the Proposal suggests whether different types of termination should or could be treated differently.

Yet another interpretation is that the Proposal's language could simply be intended to indicate that the prohibition on accelerated vesting on a change in control does not prevent the Company from, as an entirely separate matter, accelerating vesting on a termination to the extent the terms of an award so provide. This would be consistent with the fact that the Proposal does not indicate in any way that the referenced "termination" must be connected to the referenced "change in control." It does not, however, explain why this language is crafted as a proviso to the general prohibition on acceleration upon a change of control, because it would not in fact serve to limit the general prohibition. Under this interpretation, the proviso would essentially be a non sequitur.

Ambiguities as to meaning of "pro rata vesting." Leaving aside the question of what event might trigger "pro rata vesting," the Proposal provides no guidance as to what "pro rata vesting" actually means (other than that it should be calculated to "the day of termination"). For example, suppose the Company has granted an award that vests 25% after one year, 25% after two years and 50% at the end of three years. Suppose further that a change in control occurs in the middle of year two (18 months after the grant date) and the executive's employment terminates (voluntarily or involuntarily) five months into year three (29 months after the grant date). (We are for these purposes, assuming that "pro rata" accelerated vesting is triggered under the Proposal, leaving aside the question discussed above as to what exactly the trigger would be.)

One interpretation of the "pro rata vesting" language in the Proposal is that the executive may simply remain vested in the 50% of the award that vested prior to the termination date, but that there can be no acceleration of the 50% that did not vest prior to the termination date. Under

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entity, a transfer of some portion of the assets or property of the Company, or a mere change in stock ownership or board membership beyond a certain threshold. The Company's equity compensation plans contain a definition of "Change in Control," but this is one of many possible definitions and the Proposal does not reference or describe this definition such that shareholders voting on the Proposal, or the Company in responding to it, would have a common understanding of what the term is intended to cover.

this reading, the proviso is simply indicating that a pro-rated vesting schedule set forth in an award agreement will not be superseded by the requested policy of not accelerating vesting on a change in control. The difficulty with this interpretation, however, is that there is no acceleration of vesting of unvested awards, so there is no need for a proviso to the general prohibition.

A second interpretation is that any unvested portion of the award as of the termination date may be accelerated to some extent. In the above scenario, then, the first 25% would have vested prior to the change in control, and the second 25% would have vested on schedule after the change in control but prior to termination. As of termination, the remaining unvested 50% of the award would be subject to "pro rata" acceleration. This could mean, for example, that the unvested 50% of the award would be viewed as allocable to the third year of the vesting period, and a portion could be accelerated that is allocable to the period through the termination date (so 5/12 of the remaining 50% could be accelerated, for the five months the executive was employed in that year). Alternatively, the remaining 50% could be attributed to the entire three-year vesting period, in which case the executive would be entitled to accelerated vesting of 29/36 of the unvested award (for the 29 months out of 36 months that the executive was employed in the three-year period). Perhaps a more fair and logical calculation would be to accelerate vesting of an amount such that the executive will be vested in a pro rata portion of the entire award over the three-year period. So, an amount of the final unvested 50% would be accelerated as needed to ensure that the executive will be vested in 29/36 of the entire award (taking into account that the executive is already vested in 50% of the entire award as of the termination date).

As in the *Verizon, Limited, Devon Energy* and *Staples* letters references above, the Proposal provides no guidance whatsoever as to which pro-ration method is contemplated.

Ambiguities as to treatment of performance goals. It is particularly unclear how the Proposal's pro rata requirement would apply to equity awards subject to performance goals. The phrase "to the extent any such unvested awards are based on performance, the performance goals must have been met" appears to be an exception to the language permitting pro rata vesting of unvested awards – it indicates that unvested performance awards may be subject to pro rata vesting if and only if the performance goals "have been met."

As an initial matter, the Proposal does not indicate *by when* the performance goals "must have been met." Is accelerated vesting permitted only if the performance goals were met as of the date of the change in control? As of the date of termination? If the performance goals have been met by those dates, but the awards are still unvested, then presumably the remaining vesting requirements are non-performance-related (*e.g.*, time vesting), though it is unclear what is contemplated here.

Another interpretation would require that unvested performance-based equity awards vest only if the performance goals are met *as of the end of the specified performance period.* Under this interpretation, if an executive was entitled to receive an award if certain performance goals are met at the end of a three-year period, but a change of control event and termination occurred during the performance period, the executive would receive the full award only if the performance goals were met at the end of the three-year period. Under this approach, notwithstanding the executive's earlier departure from the firm, the payout of the performance award would occur, if at all, after the end of the performance period. This, of course, still leaves open the question discussed above of what it means to have a "pro rata" vesting of this award. And, to the extent that the performance goals survive a change of control, the Proposal is unclear about whether they should or could be adjusted as appropriate to apply to the new company, which may be larger.

Another materially different, though equally plausible, reading of the Proposal would apply the "pro rata" vesting language to the performance goals (since the clause referencing performance goals appears to be a qualifier to the clause relating to pro rata awards). However, this would appear to require the proration of the performance criteria prior to the end of the performance period. For example, suppose an executive would be entitled to receive an award if a performance goal is satisfied at the end of a three-year period, and a change in control and termination occur halfway through that three-year period. Should the entire award be forfeited because the performance goals have not yet been met at the time of the change of control, or termination? Or should the Company assess whether the performance goals were *on pace to be met*, as of the date of change of control or termination? Depending on the outcome of that analysis, should the executive receive the full amount of the award, or a pro rated amount?

Absence of language authorizing the board to interpret the language. We are aware that the Staff has indicated that language calling for pro rata acceleration may not be a basis for exclusion under Rule 14a-8(i)(3) if the proposal clearly provides a mechanism for determining the manner of pro ration. In *Walgreen Co.* (Oct. 4, 2012), the Staff refused to allow the exclusion of a proposal to prohibit accelerated vesting where the proposal expressly stated that "the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine." This proposal also did not mention performance awards, and thus avoided further ambiguity in that regard. The Staff's response quoted the language authorizing the Compensation Committee to make these determinations, and concluded that this proposal, unlike the other proposals referenced above, was not excludable as "vague and indefinite."

In our case, the Proposal does not include any such authorizing language, or any other mechanism or authority for determining the manner of pro ration or the resolution of other ambiguities (even though the *Walgreen* letter was publicly available at the time the Proponent submitted the Proposal). Accordingly, we believe that the Proposal is substantially similar to the earlier letters referenced above, and distinguishable from the *Walgreen* letter.

In sum, because neither shareholders in voting on the Proposal nor the Company in implementing the Proposal would be able to determine with reasonable certainty exactly what actions or measures the proposal require, we request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(3) as impermissibly vague or indefinite.

B. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially false and misleading statements.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in SLB 14B, Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. The Company believes that objectively false statements included in the supporting statement of the Proposal materially misrepresent the Company's compensation and governance practices in a way that is fundamental to an understanding of the Proposal.

The Staff has allowed exclusion of an entire proposal that contains false and misleading statements. *See, e.g.*, State Street Corp. (Mar. 1, 2005). In State Street, the proposal purported to request shareholder action under a section of state law that had been recodified. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that exclusion was permitted under Rule 14a-8(i)(3) because the submission was based upon a false premise that made it materially misleading to shareholders.

Similarly, the supporting statement of the Proposal includes a number of materially false and misleading statements in an effort to establish a basis on which shareholders should cast their votes. In particular, in the first statement made in the supporting statement about the Company's compensation practices, the Proposal states that the CEO, Stephen Angel, received compensation of $32 million. This is a completely false statement. Mr. Angel's total compensation included in the 2011 Summary Compensation Table included in the 2012 proxy statement was $18.6 million. The Proponent overstates Mr. Angel's compensation by a factor of over 70%, with no explanation whatsoever – this is a materially wrong number, and the misstatement goes to a matter that is material to the premise of the proposal. The emphasis in the supporting statement makes clear that purportedly excessive CEO compensation is a concern that the Proposal is meant to remedy; the Proposal expressly states that that it "should ... be evaluated in the context of" this misstatement, among other things. Forcing the Company to include a flatly false statement about CEO compensation will mislead shareholders about the premise of the Proposal and, more broadly, undermines the Commission's carefully considered rulemaking designed to ensure clear and complete compensation disclosure in the proxy statement.

A second materially false statement in the Proposal relates to director independence (another area where the Commission's rules are designed to ensure clear proxy disclosure, but where the inclusion of the Proposal will just engender confusion). The seventh paragraph of the Proposal states that Mr. Smith is an "inside-related director" of the Company. This statement is demonstrably false. As disclosed pages 13 and 17 of the Company's 2012 proxy statement, Mr. Smith is an independent director pursuant to the Company's Independence Standards for Board

Service, which are publicly available on the Company's website at www.praxair.com in the Corporate Responsibility/Governance section.[3]

The purported lack of independent board oversight is set out in the supporting statement as a fundamental reason for the need for the policy advanced by the Proposal. Thus, the false statement as to director independence materially misstates the context for the Proposal.

Together, these demonstrably false statements create a materially misleading pretext for the Proposal, and the Company does not believe that it should be required to include these false statements in its proxy statement. Doing so would be a disservice to shareholders, in that it would undermine the clear compensation and independence disclosure called for by SEC rules, and would put shareholders in a position of voting on a proposal against a backdrop of materially false statements as to critical matters. For this reason, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(3).

C. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements that directly or indirectly impugn the character, integrity, or personal reputation of certain Company directors without factual foundation.

As noted above, Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 further provides that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation" are examples of misleading statements prohibited by the Rule. *Accord SLB 14B*.

The Proposal contains a number of statements that impugn the character, integrity or personal reputation of certain Company directors without factual foundation. The fifth and sixth paragraphs reference a negative GMI/The Corporate Library rating of the Company for "High Governance Risk" and "Very High Concern" regarding executive compensation, and make various assertions as to the levels of CEO compensation. The seventh and eighth paragraphs then go on to suggest that the "blame for this" is attributable to three directors' associations with other issuers that declared bankruptcy. (We note that "blame for" what is unclear – presumably the governance rating and the compensation arrangements specified above.) There is no foundation cited in the Proposal for the proposition that a director's past "association with" another company's bankruptcy is relevant to a discussion of the Company's corporate

[3] Alternatively, the Proponent may have intended to assert that Mr. Smith was an "inside-related director" of Citadel Broadcasting – the drafting is ambiguous on this point. If this is the intended assertion, it is certainly not plainly stated and is susceptible to the interpretation that he is an "inside-related director" of the Company. In addition, even this assertion appears to be untrue as to Mr. Smith, based on the last annual meeting proxy statement filed by Citadel Broadcasting Corporation, which states that Mr. Smith is an independent director under the NYSE standards and the Commission's audit committee independence rules. *See* Citadel Broadcasting Corporation, Schedule 14A, filed with the Commission on April 8, 2009.

governance or executive compensation policies. We note in particular that the Proposal states broadly that these individuals were "associated with" the bankruptcies of the relevant companies, without indicating that the individuals were outside directors of these companies, not members of management. By stating that these directors are somehow "blameworthy" for something, the Proposal insinuates that these directors' integrity or personal reputation undermines their respective abilities to serve the Company's best interests consistent with best practices of corporate governance and executive compensation policies. In doing so, the Proposal impermissibly impugns character, integrity, or personal reputation without factual foundation.

For this reason, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(3).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (203) 837-2264 or by email at tony_pepper@praxair.com. Thank you for your attention to this matter.

Very truly yours,



Attachment

cc: John Chevedden

EXHIBIT A-TEXT OF THE PROPOSAL AND RELATED CORRESPONDENCE

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Stephen F. Angel
Chairman
Praxair, Inc. (PX)
39 Old Ridgebury Rd
Danbury CT 06810

REVISED NOV. 16, 2012

Dear Mr. Angel,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden

Date

*** FISMA & OMB Memorandum M-07-16 ***

cc:
cc: James T. Breedlove
Corporate Secretary
PH: 203-837-2000
FX: 203-837-2515
Anthony M. Pepper <Tony_Pepper@Praxair.com>
Corporate Counsel

[PX: Rule 14a-8 Proposal, October 8, 2012, Revised November 16, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule. Our CEO had a potential $70 million entitlement for a change in control.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay – $32 million for our CEO Stephen Angel. Mr. Angel also had over $20 million in his accumulated pension. Because such payments are not tied directly to company performance, they are difficult to justify in terms of shareholder benefit.

Mr. Angel had realized $50 million in equity profits from option and stock payments. Despite this level of pay, our board continued to give time-vesting as opposed to performance vesting stock options as part of the so-called long-term incentive plan. Finally, Mr. Angel could potentially gain $70 million if there was a change in control. This was not in the interest of shareholders as it presented a conflict of interest by providing a strong financial incentive for Mr. Angel to pursue such an arrangement.

Some of the blame for this goes to our executive pay committee with two Directors from companies that went bankrupt: Robert Wood was associated with the Chemtura Corporation bankruptcy and Wayne Smith was associated with the Citadel Broadcasting bankruptcy. Plus Mr. Smith, the chairman of this executive pay committee, was an inside-related director.

Our nomination committee also included Messrs. Wood and Smith plus Oscar de Paula Bernardes Neto, who was associated with the Delphi Corporation bankruptcy. And our audit committee had two long-tenured directors – Claire Gargalli and Raymond LeBoeuf.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***



Rule 14a-8 Proposal (PX)``
*** FISMA & OMB Memorandum M-07-16 ***
to:
Anthony M. Pepper
10/08/2012 06:13 PM
Hide Details
From: *** FISMA & OMB Memorandum M-07-16 ***

To: "Anthony M. Pepper" <Tony_Pepper@Praxair.com>

History: This message has been forwarded.

1 Attachment



CCE00007.pdf

Mr. Pepper,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Stephen F. Angel
Chairman
Praxair, Inc. (PX)
39 Old Ridgebury Rd
Danbury CT 06810

Dear Mr. Angel,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 8, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc:
cc: James T. Breedlove
Corporate Secretary
PH: 203-837-2000
FX: 203-837-2515
Anthony M. Pepper <Tony_Pepper@Praxair.com>
Corporate Counsel

[PX: Rule 14a-8 Proposal, October 8, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our Compensation Committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of 33% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay – $32 million for our CEO Stephen Angel. Mr. Angel had over $20 million in accumulated pension benefits. Because such payments are not tied directly to company performance, they are difficult to justify in terms of shareholder benefit.

Mr. Angel has realized $50 million in equity profits from option and stock payments. Despite this level of pay, our board continued to give time-vesting as opposed to not performance vesting stock options as part of the so-called long-term incentive plan. Finally, Mr. Angel could potentially gain $70 million if there is a change of control. This is not in the interests of shareholders as it presents a conflict of interest by providing a strong financial incentive for Mr. Angel to pursue such an arrangement. Executive pay polices such as these are not in the interests of company shareholders according to GMI.

Some of the blame for this goes to our executive pay committee with two Directors from companies that went bankrupt. Robert Wood was associated with the Chemtura Corporation bankruptcy and Wayne Smith was associated with the Citadel Broadcasting bankruptcy. Plus Mr. Smith, the chairman of this executive pay committee, was an inside-related director.

Our nomination committee also included Messrs. Wood and Smith plus Oscar de Paula Bernardes Neto who was associated with the Delphi Corporation bankruptcy. And our audit committee had two inside-related directors – Claire Gargalli and Raymond LeBoeuf.

Please encourage our board to respond positively to this proposal for improved governance:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Rule 14a-8 Proposal (PX) nfn
*** FISMA & OMB Memorandum M-07-16 ***
to:
Anthony M. Pepper
10/15/2012 04:43 PM
Hide Details
From: *** FISMA & OMB Memorandum M-07-16 ***

To: "Anthony M. Pepper" <Tony_Pepper@Praxair.com>

History: This message has been replied to and forwarded.

1 Attachment



CCE00010.pdf

Mr. Pepper,
Attached is rule 14a-8 proposal stock ownership letter. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden

P.O. BOX 770001
CINCINNATI, OH 45277-0045


NATIONAL
FINANCIAL℠

October 15, 2012

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 50 shares of PPG Industries, Inc. (CUSIP: 693506107, trading symbol: PPG), 50 shares of Praxair, Inc. (CUSIP: 74005P104, trading symbol: PX), 25 shares of International Business Machines Corp. (CUSIP: 459200101, trading symbol: IBM), 300 shares of Goodyear Tire & Rubber Co. (CUSIP: 382550101, trading symbol: GT) and 100 shares of Paccar, Inc. (CUSIP: 693718108, trading symbol: PCAR) since October 1, 2011. These shares are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W893750-15OCT12



Re: Rule 14a-8 Proposal (PX) nfn

Tony Pepper to: *** FISMA & OMB Memorandum M-07-16 *** 10/19/2012 10:31 AM

Received. Thanks.

Tony Pepper
Senior Counsel & Assistant Corporate Secretary
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

*** FISMA & OMB Memorandum M-07-16 *** Mr. Pepper, Attached is rule 14a-8 proposal stoc... 10/15/2012 04:43:15 PM

From: *** FISMA & OMB Memorandum M-07-16 ***
To: "Anthony M. Pepper" <Tony_Pepper@Praxair.com>
Date: 10/15/2012 04:43 PM
Subject: Rule 14a-8 Proposal (PX) nfn

Mr. Pepper,
Attached is rule 14a-8 proposal stock ownership letter. Please let me know tomorrow whether there is any question.
Sincerely,



John Chevedden CCE00010.pdf



Rule 14a-8 Proposal (PX)``
*** FISMA & OMB Memorandum M-07-16 ***
to:
Anthony M. Pepper
11/16/2012 05:03 PM
Hide Details
From: *** FISMA & OMB Memorandum M-07-16 ***

To: "Anthony M. Pepper" <Tony_Pepper@Praxair.com>

History: This message has been replied to and forwarded.

1 Attachment



CCE00012.pdf

Mr. Pepper,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Stephen F. Angel
Chairman
Praxair, Inc. (PX)
39 Old Ridgebury Rd
Danbury CT 06810

REVISED NOV. 16, 2012

Dear Mr. Angel,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 8, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc:
cc: James T. Breedlove
Corporate Secretary
PH: 203-837-2000
FX: 203-837-2515
Anthony M. Pepper <Tony_Pepper@Praxair.com>
Corporate Counsel

[PX: Rule 14a-8 Proposal, October 8, 2012, Revised November 16, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule. Our CEO had a potential $70 million entitlement for a change in control.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay – $32 million for our CEO Stephen Angel. Mr. Angel also had over $20 million in his accumulated pension. Because such payments are not tied directly to company performance, they are difficult to justify in terms of shareholder benefit.

Mr. Angel had realized $50 million in equity profits from option and stock payments. Despite this level of pay, our board continued to give time-vesting as opposed to performance vesting stock options as part of the so-called long-term incentive plan. Finally, Mr. Angel could potentially gain $70 million if there was a change in control. This was not in the interest of shareholders as it presented a conflict of interest by providing a strong financial incentive for Mr. Angel to pursue such an arrangement.

Some of the blame for this goes to our executive pay committee with two Directors from companies that went bankrupt: Robert Wood was associated with the Chemtura Corporation bankruptcy and Wayne Smith was associated with the Citadel Broadcasting bankruptcy. Plus Mr. Smith, the chairman of this executive pay committee, was an inside-related director.

Our nomination committee also included Messrs. Wood and Smith plus Oscar de Paula Bernardes Neto, who was associated with the Delphi Corporation bankruptcy. And our audit committee had two long-tenured directors – Claire Gargalli and Raymond LeBoeuf.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***



Re: Rule 14a-8 Proposal (PX)``

Tony Pepper *** FISMA & OMB Memorandum M-07-16 *** 11/16/2012 11:51 PM

John, does this proposal replace your other proposal submitted to Praxair on October 8, 2012 related to executive stock retention policy?

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: 11/16/2012 02:02 PM PST
To: Tony Pepper
Subject: Rule 14a-8 Proposal (PX)``

Mr. Pepper,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

Re: Rule 14a-8 Proposal (PX)



Tony Pepper to: *** FISMA & OMB Memorandum M-07-16 ***

11/17/2012 12:19 AM

Thanks

----- Original Message -----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: 11/16/2012 09:17 PM PST
To: Tony Pepper
Subject: Rule 14a-8 Proposal (PX)

Yes



Rule 14a-8 Proposal (PX)

*** FISMA & OMB Memorandum M-07-16 *** to: Tony Pepper 11/17/2012 12:17 AM

History: This message has been replied to and forwarded.

Yes



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

A.J. Kess
Simpson Thacher & Bartlett LLP
akess@stblaw.com

Re: Newell Rubbermaid Inc.
Incoming letter dated December 13, 2012

Dear Mr. Kess:

This is in response to your letters dated December 13, 2012 and January 11, 2013 concerning the shareholder proposal submitted to Newell by John Chevedden. We also have received letters from the proponent dated January 7, 2013 and January 11, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 11, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newell Rubbermaid Inc.
Incoming letter dated December 13, 2012

The proposal asks the board to adopt a policy that in the event of a change of control of the company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met.

There appears to be some basis for your view that Newell may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Newell, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Newell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 11, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 13, 2012 company request concerning this rule 14a-8 proposal.

Although the company in general purports that the rule 14a-8 proposal is subject to materially differing interpretations it does not claim that there would be any interpretation to the extent that an increase in the acceleration of executive pay would result compared to the company's current executive pay rules and employment contracts. The company did not cite any way the company might implement this proposal in good faith that would create a windfall for executives beyond their current executive pay contracts. The company does not point to any supporting text in the rule 14a-8 proposal that might favor the acceleration of executive pay beyond its current rules and employment contracts.

The opportunity to respond further to this no action request is asked for.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Michael Peterson <Michael.Peterson@newellco.com>

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2711

E-MAIL ADDRESS
akess@stblaw.com

BY E-MAIL

January 11, 2013

Re: Newell Rubbermaid Inc. - 2013 Meeting of Stockholders
Proposal of John Chevedden

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

By letter dated December 13, 2012 (the "No-Action Request"), on behalf of Newell Rubbermaid Inc. ("Newell"), I requested confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Newell omitted a shareholder proposal and supporting statement (the "Proposal") that it received from Mr. John Chevedden (the "Proponent") from inclusion in the proxy materials to be distributed by Newell in connection with its 2013 annual meeting of shareholders (the "Proxy Materials"). By letter dated January 7, 2013 (the "January 7 Letter"), the Proponent requested that the Staff deny Newell's request to omit the Proposal from the proxy materials.

This letter responds to the January 7 Letter (attached hereto as Exhibit A) and supplements and should be read in conjunction with, the No-Action Request (attached hereto as Exhibit B, without the exhibits thereto). In accordance with Rule 14a-8(j), a copy of this letter is also being sent simultaneously to the Proponent by email.

First, in the January 7 Letter, the Proponent notes that Newell referred to a "pro-rata" bonus without definition in an Exhibit to Newell's Form 8-K, filed on June 24, 2011 (the "June 24, 2011 8-K") that contained a summary of Michael Polk's written compensation arrangement (the "Summary"). The Proponent seems to suggest that the undefined reference to a "pro-rata" bonus in the Summary is evidence that the term should be viewed as being sufficiently clear without definition. However, the reference to Mr.

Polk's pro-rata bonus entitlement within the Summary was explicitly qualified therein by reference to Newell's form of Employment Security Agreement which, in turn specifically defines and describes the manner of calculating the applicable pro-rata bonus payment (i.e. with the pro-ration factor applied to deemed target level performance irrespective of actual performance achievement). Newell's Employment Security Agreement with Mr. Polk is filed as Exhibit 10.1 to Newell's Form 10-Q, filed on September 30, 2011, and is available at http://sec.gov/Archives/edgar/data/814453/000081445311000122/nwl-ex101x2011930xq3.htm. Therefore, the example cited by the Proponent actually supports the view previously stated in the No-Action Request noting that a "pro-rata bonus" is an ambiguous term that could lend itself to numerous interpretations with materially different calculations, including (i) pro-ration of deemed target level performance for the entire performance period (similar to Mr. Polk's arrangement under the Employment Security Agreement), (ii) pro-ration of the bonus that would have been payable based on actual performance for the entire performance period or (iii) pro-ration determined based on performance through the date of the relevant triggering event.

Secondly, the Proponent argues that Newell uses the term "change in control" "dozens of times" in its 2012 proxy materials (the "2012 Materials") without specifying whether "few, many, most or all instances" refer to a change in control per Newell's 2003 stock plan. A review of the 2012 Materials demonstrates that each of the 56 uses of "change in control" in the 2012 Materials is entirely in context and supports the argument made in the No-Action Request that the use of "change in control" in the Proposal is materially vague and indefinite and subject to multiple interpretations. The use of "change in control" in the 2012 Materials refers variously to: (i) another section of the 2012 Materials (in particular the section, "Potential Payments Upon Termination or Change in Control of the Company – Employment Security Agreements"), which does not warrant a definition as the term is simply used as part of a heading; (ii) to change in control agreements generally (see, e.g., page 19), where a definition is unnecessary as each such reference refers to an agreement and not the use of a term under that agreement; or (iii) most commonly, to the use of "change in control" in relation to specific agreements, in Newell's 2008 Deferred Compensation Plan or Newell's Supplemental Executive Retirement Plan (together, the "Plans") or in the 2003 Stock Plan or the 2010 Stock Plan (together, the "Stock Plans"), which agreements, Plans and Stock Plans specifically define the term "change in control" if such term is used. In this regard I draw the Proponent's and the Staff's attention to the discussion of the need to define the term "change in control" at page 4 and again at pages 5-6 of the No Action Request.

Finally, in the January 7 Letter, the Proponent argues that in its No-Action Request, Newell does not claim that there would be "any interpretation to the extent that an increase in the acceleration of executive pay would result" and that Newell "did not cite any way that the company might implement this proposal for which shareholders might criticize the company for going in the opposite direction" to the one advocated by the Proposal. This is clearly not true. I draw the Proponent's and the Staff's attention to the discussion at pages

3-4 of the No-Action Request. On these pages I note, in particular, the various possibilities for implementing the Proposal that might require executives to receive the entirety of their vesting entitlement if only part of a performance goal has been met.

For the reasons stated above and in the initial No-Action Request, I again respectfully request that the Staff not recommend any enforcement action if Newell excludes the Proposal from the proxy materials. If the Staff disagrees with Newell's conclusion to omit the Proposal, I again request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If I can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



A.J. Kess

Enclosures

cc: Mr. John Chevedden
Michael Peterson, Esq.

Exhibit A

Letter Received from Mr. John Chevedden, dated January 7, 2013

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 13, 2012 company request concerning this rule 14a-8 proposal.

The company uses "pro-rata" without a definition in an exhibit to its June 24, 2011 8-K (attached).

The company uses "change in control" dozens of times in its 2012 definitive proxy without specifying whether few, many, most or all instances refer to a change in control per the company 2003 Stock Plan:
http://www.sec.gov/Archives/edgar/data/814453/000119312512139061/d294964ddef14a.htm

This proposal is consistent with the core principle behind shareholder proposals – that resolutions should focus on issues of policy, while leaving details of implementation up to the company.

Although the company in general purports that the rule 14a-8 proposal is subject to materially differing interpretations it does not claim that there would be any interpretation to the extent that an increase in the acceleration of executive pay would result. The company did not cite any way the company might implement this proposal for which shareholders might criticize the company for going in the opposite direction advocated by this proposal. The company does not point to any supporting text that might seem to favor the acceleration of executive pay.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

____
John Chevedden

cc: John Stipancich <john.stipancich@newellco.com>



U.S. Securities and Exchange Commission

Filing Detail

Form 8-K - Current report

SEC Accession No. 0001193125-11-173160

Filing Date
2011-06-24
Accepted
2011-06-24 15:33:18
Documents
6

Period of Report
2011-06-23
Filing Date Changed
2011-06-24

Items
Item 5.02: Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers: Compensatory Arrangements of Certain Officers
Item 9.01: Financial Statements and Exhibits

Document Format Files

Seq	Description	Document	Type	Size
1	FORM 8-K	d8k.htm	8-K	21788
2	COMPENSATION ARRANGEMENT	dex101.htm	EX-10.1	92804
3	NEWS RELEASE	dex991.htm	EX-99.1	16642
4	SUMMARY OF TERMS	dex992.htm	EX-99.2	16312
5	GRAPHIC	g201812g15x33.jpg	GRAPHIC	10646
6	GRAPHIC	g201812g41y36.jpg	GRAPHIC	18862
	Complete submission text file	0001193125-11-173160.txt		189863

NEWELL RUBBERMAID INC (Filer) CIK: 0000814453 (see all company filings)

IRS No.: **363514169** | State of Incorp.: **DE** | Fiscal Year End: **1231**
Type: **8-K** | Act: **34** | File No.: **001-09608** | Film No.: **11930830**
SIC: **3089** Plastics Products, NEC
Assistant Director 6

Business Address
THREE GLENLAKE PARKWAY
ATLANTA 2Q 30328
770-418-7000

Mailing Address
THREE GLENLAKE PARKWAY
ATLANTA 2Q 30328

EX-99.2 4 dex992.htm SUMMARY OF TERMS

Exhibit 99.2

Summary of Terms of Michael Polk Written Compensation Arrangement

(i) Base salary of $1,200,000 per year;

(ii) An annual bonus opportunity under the Company's Management Cash Bonus Plan (the "Bonus Plan") with a target payout equal to 135% of base salary and a maximum payout equal to 270% of base salary, based on attainment of the performance criteria and payout levels contained in the Bonus Plan. For 2011, Mr. Polk will be entitled to a bonus based on a full year of base salary, with such bonus to not be less than 90% of target payout;

(iii) A monthly stipend of $3,000 in lieu of all perquisites other than an executive physical, the cost of which will be paid by the Company and the limited personal use of Company aircraft described below;

(iv) Beginning in 2012, participation in the Company's Long-Term Incentive Plan (the "LTIP"), which will permit Mr. Polk to receive an annual award of stock options, time-based restricted stock units ("RSUs") and performance-based RSUs under the Company's 2010 Stock Plan. The value of Mr. Polk's award at time of issuance will range between 385% and 575% of his base salary, with a target of 480% of his base salary.;

(v) Eligibility to participate in the Company's 2008 Deferred Compensation Plan (the "Plan"), including the SERP Cash component of the Plan pursuant to which the Company will make an annual contribution of 5% of his base salary and annual bonus in excess of $245,000 (or the then current IRS limitation) and 10% of his current year's base salary and annual bonus into a Plan account. Consistent with the terms of the Plan, the contributions will start to vest in his sixth year of employment. If Mr. Polk is employed by the Company when he turns 60, he will be fully vested in all Company contributions;

(vi) Participation in the Company's 401(k) Savings Plan and other benefit plans provided to Company employees generally, including the Total Retirement Savings Program. Under the Total Retirement Savings Program, Mr. Polk will receive an annual Company contribution to his 401(k) Savings Plan account equal to 4% of his eligible earnings;

(vii) A one-time cash signing bonus of $1,100,000, which is reimbursable to the Company in the event of certain terminations within the first year of employment;

(viii) A one-time grant of stock options on the first date of employment with a value of $1,100,000 based on the Company's Black-Scholes valuation method (the "One-Time Stock Option Grant"). These options will be subject to a three year cliff vest and have a ten year term;

(ix) A one-time Employment Transition Award granted on Mr. Polk's first date of employment consisting of:

(A) 677,048 performance-based RSUs, 50% of which are subject to a performance condition that the average closing stock price over any 20 continuous trading days exceeds by 10% the average closing stock price for the ten trading day period of June 9, 2011 through June 22, 2011, or $14.77 (the "Beginning Stock Price"), 25% of which are subject to a performance condition that the average closing stock price over any 20 continuous trading days exceeds the Beginning Stock Price by 20%, and the remaining 25% of which are subject to a performance condition that the average closing stock price over any 20 continuous trading days exceeds the Beginning Stock Price by 25%; provided, however, if any performance condition is satisfied prior to the second anniversary of Mr Polk's first date of employment, such shares will not vest earlier than such anniversary, and such RSUs will expire if they fail to vest by the seventh anniversary of his first date of employment; and

(B) 338,524 time-based RSUs, 50% of which vest on December 31, 2011, 25% of which vest on the first anniversary of Mr. Polk's first date of employment, and the remaining 25% of which vest on the second anniversary of Mr. Polk's first date of employment.

(x) Participation in the Company's executive relocation program;

(xi) Personal use of the Company aircraft in an amount not to exceed $165,000, with amounts in excess of $165,000 to be reimbursed to the Company;

(xii) Participation in the Company's medical and dental coverage consistent with other Company employees. In the event of Mr. Polk's retirement as Chief Executive Officer on or after age 55, and to the extent permitted by law, eligibility to continue such coverage until Medicare eligibility is achieved; and

(xiii) Receipt of an Employment Security Agreement, or ESA, in substantially the same form as that provided to the current Chief Financial Officer, except that the lump sum severance payment payable to Mr. Polk upon a qualified termination following a change-in-control will equal three times his base salary and target bonus and a pro-rata portion of his bonus for the year of termination.

In addition to the above, the Written Compensation Arrangement provides that in the event Mr. Polk is involuntarily terminated prior to a Change-in-Control (except for Good Cause or a violation of the Company's Code of Conduct and Ethics) or resigns for Good Reason (as such terms are defined in the ESA), he will be entitled to the following benefits:

(i) salary continuation through the second anniversary of his last date of employment with the Company;

(ii) medical and dental benefits continuation for a period of twenty-four months (provided, such benefits shall cease upon eligibility for coverage by a subsequent employer);

(iii) a Bonus Plan payment pro-rated based upon the number of days employed in the last year of employment;

(iv) vesting of the balance of his Cash SERP account (including interest accrued thereon);

(v) vesting of the Employment Transition Award time-based RSUs;

(vi) retention of any unvested Employment Transition Award performance-based RSUs; and

(vii) vesting of the One-Time Stock Option Grant, which may be exercised within one year of the last date of employment, but not beyond the original ten-year term.

Exhibit B

No-Action Request, dated December 13, 2012

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2711

E-MAIL ADDRESS
akess@stblaw.com

BY E-MAIL

December 13, 2012

Re: Newell Rubbermaid Inc. - 2013 Meeting of Stockholders
Proposal of John Chevedden

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Newell Rubbermaid Inc., a Delaware corporation ("Newell"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal and supporting statement (together, the "Proposal") submitted by Mr. John Chevedden (the "Proponent") for inclusion in the proxy materials to be distributed by Newell in connection with its 2013 annual meeting of stockholders (the "Proxy Materials"). A copy of the Proposal and related correspondence with the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against Newell if Newell omits the Proposal in its entirety from the Proxy Materials.

Newell intends to file the definitive proxy statement for its 2013 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("*SLB 14D*"), this letter is being submitted by email to shareholderproposals@sec.gov. In addition, pursuant to Rule 14a-8(j), a copy of this letter is also being sent by overnight courier to the Proponent as notice of Newell's intent to omit the Proposal from Newell's Proxy Materials. Rule 14a-8(k) and SLB 14D provide that a stockholder proponent is required to send to the company a copy of any correspondence with the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to the Company. Similarly, we will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to Newell or us.

The Proposal

The Proposal reads as follows:

Proposal 4* — Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Basis for Exclusion

For the reasons described in this letter and consistent with actions taken by the Staff in relation to similar proposals, we respectfully submit that Rules 14a-8(i)(3) and 14a-9 permit the exclusion of the Proposal as it is impermissibly vague and indefinite so as to be inherently misleading and because it contains false and misleading statements. We further submit that the Proposal may not be revised further as any revisions would not be minor in nature and, accordingly, would be filed after November 29, 2012, the date disclosed in Newell's 2012 proxy statement as the deadline for stockholders to submit proposals to be included in Newell's 2013 Proxy Materials.

The Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Newell believes that it may properly omit the Proposal from the Proxy Materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is misleading and impermissibly vague and contains false and misleading statements. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact". In addition, Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from Proxy Materials if the proposal is "materially false or [contains] misleading statements". The Staff has taken the position that a stockholder proposal may be excluded from Proxy Materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading" or if "neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". *Staff Legal Bulletin No. 14B* (September 15, 2004) *("SLB 14B")*.

In particular, Newell believes that the Proposal is materially vague and indefinite because it is subject to multiple interpretations in relation to how unvested performance awards should vest and unclear as to what is meant by "change of control". Critically, the key terms of the Proposal provide that "any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met". This language, however, is subject to multiple interpretations which could result in materially different outcomes.

We submit that it is unclear how the Proposal's pro rata requirement would apply to equity awards subject to performance goals. Under one reading of the Proposal, unvested performance-based awards would not be subject to pro rata vesting. This interpretation would require that unvested performance-based equity awards vest on an "all-or-nothing" basis after the performance period. Under this interpretation, if an executive was entitled to receive an award of 1,000 shares after meeting certain performance goals over a two-year period but a termination or change of control event occurred in the first year of the performance period, the executive would receive all 1,000 shares of the performance award only if the performance goals were met at the end of the two year period. If the performance goals were not met at the end of the two-year period, the executive would not receive any shares. A materially different, though equally plausible, reading of the Proposal would apply the pro rata vesting requirement to performance-based equity awards. If the pro rata vesting requirements were to apply to performance-based equity awards, however, the language in the Proposal is unclear as to when Newell would be required to determine whether the performance goals were met.

The point is illustrated further by way of example. Assume that an executive would be entitled to receive 1,000 shares of the company's stock after two years based on a performance goal that the company must improve sales figures by 200,000 new units by the end of the two-year period. Assume also that a termination or change of control event occurs at the end of the first year of the two-year period. Under this example, the Proposal is unclear as to when the determination is made regarding whether the performance goal has been met or the number of shares that the executive would be entitled to receive.

One interpretation would require that the determination of performance be made at the end of the second year, despite the triggering event having occurred after one year. Under this reading, if the entire increase in sales figures had been met by the end of the second year, there is still uncertainty as to whether the executive should receive the full reward or whether the pro rata language would limit the executive to only 500 shares, which is proportionate to the one year period prior to the triggering event. A materially different interpretation of the Proposal would be to measure the performance goal at the time the change of control event occurs. This interpretation could mean that if the company had not improved sales figures by at least 200,000 new units at the time the performance goal was measured, the executive would not receive any of the 1,000 shares. It is also possible to interpret the Proposal to mean that the executive should receive a pro rata portion of the 1,000 shares if the executive was on pace to meet the performance goal at the time of the change of control event. Under this interpretation, if the company had increased sales by at least 100,000 units at the time that the change of control event occurred, instead of by 200,000 new units by the end of two years, the executive would be entitled to receive a pro rata portion of the performance award, or 500 shares in the example. Further, the Proposal is unclear as to what the executive should receive if the executive has fully met the performance goal at the time the change of control event occurs. Using the example above, if the company had improved sales figures by 200,000 new units after only one year, the executive would arguably be entitled to the full performance award of 1,000 shares. However, the Proposal's pro rata language could be interpreted to mean that the executive should only receive a pro rata amount of the shares proportionate to the one year period, or 500 shares.

The term "change-in-control" is similarly ambiguous. A change-in-control of a company can happen in many ways, including through the sale or transfer of all or substantially all of the assets of the company, change in ownership of a majority of the outstanding shares of the company, change of a certain percentage of outstanding shares of the company, change in the composition of the board of directors, and a change of the company's Chief Executive Officer or Board Chairman, among other interpretations. The Proposal fails to identify when and what type of change-in-control of the Company would trigger this policy. Due to the fact that the term is subject to so many different interpretations, it is not clear what actions the Company would have to take in order to implement the policy, and any action taken by the Company upon implementation of the Proposal could be significantly different from stockholders' interpretation of the Proposal.

The Staff has repeatedly held that a stockholder proposal involving changes to compensation policies very similar to those referenced in the Proposal is excludable under Rule 14a-8(i)(3) if the proposal fails to define key terms or is subject to materially differing interpretations because neither the stockholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. See, for example:

- *Staples, Inc.* (March 5, 2012) ("*Staples*"). In *Staples,* the proponent sought to limit accelerated vesting, although the proposal did clarify that vesting was to take place on a pro rata basis proportionate to the executive's length of employment during the vesting period, Staples submitted that the proposal in question was still impermissibly vague because it contained inconsistent, vague and misleading terms and references. In support of its submission, Staples argued that the phrase "except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period" was subject to so many interpretations that "a stockholder could not possibly understand how the executive's equity would vest in the event this provision is triggered". It also argued that the terms "termination" and "change in control" as used in the *Staples* proposal were ambiguous. Finally, Staples argued that the requirement that "performance goals should also be met" was subject to multiple interpretations. Based on these arguments, which we believe are equally applicable to the Proposal, the Staff concluded that the *Staples* proposal was impermissibly vague and indefinite because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required, and therefore excludable.

- *Devon Energy* (March 1, 2012) ("*Devon*"). Devon argued that a proposal seeking to limit accelerated vesting was subject to multiple interpretations and that it was unclear how the proposal's pro rata requirement would apply to equity awards subject to performance goals. The Staff again concluded that the proposal submitted to Devon was impermissibly vague and indefinite, because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required, and was therefore excludable.

- *Limited Brands* (February 29, 2012) ("*Limited Brands*"). Limited Brands successfully argued that a proposal seeking to ban accelerated vesting was impermissibly vague and indefinite, in part, as it failed to define key terms, such as "on a pro rata basis" and "performance goals have been met", rendering Limited Brands unable to determine what the proposal required and stockholders uncertain as to its effect. In addition, the failure by the proponent to define "change of control" in the *Limited Brands* proposal meant that any implementation by Limited Brands might be inconsistent with stockholders' understanding when voting on the proposal. Here, too, the Staff permitted exclusion of the proposal on the basis that it was impermissibly vague and indefinite as neither stockholders nor the company would be able to determine with any reasonable certainty what the proposal required.

- *Verizon Communications Inc.* (January 27, 2012) ("*Verizon*"). Verizon argued that a stockholder proposal to ban accelerated vesting was ambiguous because it was unclear when the proposal would apply. In particular, the language of the *Verizon* proposal did not specify which types of termination would be subject to the proposal. The *Verizon* proposal also failed to define what would constitute a change-in-control and made other inconsistent references to change-in-control circumstances that would make the proposal difficult to implement. The Staff permitted exclusion of the proposal on the basis that it was impermissibly vague and indefinite as neither stockholders nor the company would be able to determine with any reasonable certainty what the proposal required.

- *Honeywell International Inc.* (January 24, 2012) ("*Honeywell*"). Honeywell argued that a proposal that sought to limit accelerated vesting included key terms that were subject to differing interpretations, in particular, the sub-clause "any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period". Honeywell also argued that it was unclear precisely what performance goals would need to be achieved or whether the original performance goals would be relevant upon a change in control. Here, too, the Staff was persuaded that the *Honeywell* proposal was vague and indefinite and that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required, and hence the proposal could be excluded.

With respect to each of these proposals, which are similar to the Proposal in all material respects, the Staff permitted exclusion on the basis that the proposal in question was vague and indefinite, noting in particular that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal in question required.

Indeed, the only stockholder proposal on the subject of accelerated vesting within the last two proxy seasons that the Staff has deemed not to be impermissibly vague is phrased entirely differently to the Proposal. In the case of *Walgreen Co.*, October 4, 2012 (*Walgreen*), the proponent similarly sought to prohibit the acceleration of vesting of any equity awards granted to senior executives. Unlike the Proposal, however, the proposal made by Amalgamated Bank's LongView Large Cap 500 Index Fund to Walgreen included explicit definitions of "change of control" (by reference to relevant agreements) and "equity award" (within the language of the proposal). Crucially, the *Walgreen* proposal provided that the Walgreen compensation committee could provide for pro rata vesting of any unvested awards, "with such qualifications as the Committee might determine". In essence, the proponent in *Walgreen* cured the ambiguities otherwise present in the Proposal (as well as in *Staples, Devon, Limited Brands, Verizon* and *Honeywell*) by empowering the company's compensation committee to determine how performance goals are to be measured and how to define pro rata vesting.

The Proposal, however, is not nearly as specific as the *Walgreen* proposal on these points. In particular, the Proposal fails to define either "change of control" or "equity award" and does not otherwise grant Newell's compensation committee the authority to determine how any unvested performance awards should vest upon acceleration. Indeed, the Proposal is more analogous to the proposals discussed in *Staples, Devon, Limited Brands, Verizon* and *Honeywell* and ambiguous in many of the same ways.

Accordingly, due to the ambiguities and materially different interpretations outlined above, we respectfully submit that Newell may properly omit the Proposal from the Proxy Materials under Rule 14a-8(i)(3). As neither stockholders voting on the Proposal nor Newell, in implementing the Proposal, would be able to determine with reasonable certainty how the pro rata requirements of the Proposal apply to performance-based equity awards, the Proposal is excludable under Rule 14a-8(i)(3). See *SLB 14B*.

<u>The Proposal may not be revised further as any revisions would not be minor in nature.</u>

In Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("*SLB 14*"), the Staff notes that it has a "long-standing practice of issuing no-action responses that permit stockholders to make revisions that are minor in nature and do not alter the substance of the proposal", in order to deal with proposals that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected".

As highlighted in this letter, the defects present in the Proposal are neither "relatively minor" nor "easily corrected". The questions as to how performance is to be measured and how the vesting of awards is to be calculated cannot be answered with minor changes that "do not alter the substance of the proposal". These ambiguities *are* the substance of the proposal. Any revisions would, in effect, transform the Proposal into a new proposal altogether, and therefore should be impermissible under the terms of SLB 14.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Newell excludes the Proposal from the Proxy Materials. If the Staff disagrees with Newell's conclusion that it is entitled to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,



A.J. Kess

Enclosures

cc: Mr. John Chevedden
Michael Peterson

Exhibit A

Copy of the Proposal
and
Related Correspondence with Mr. John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 13, 2012 company request concerning this rule 14a-8 proposal.

The company uses "pro-rata" without a definition in an exhibit to its June 24, 2011 8-K (attached).

The company uses "change in control" dozens of times in its 2012 definitive proxy without specifying whether few, many, most or all instances refer to a change in control per the company 2003 Stock Plan:
http://www.sec.gov/Archives/edgar/data/814453/000119312512139061/d294964ddef14a.htm

This proposal is consistent with the core principle behind shareholder proposals – that resolution should focus on issues of policy, while leaving details of implementation up to the company.

Although the company in general purports that the rule 14a-8 proposal is subject to materially differing interpretations it does not claim that there would be any interpretation to the extent that an increase in the acceleration of executive pay would result. The company did not cite any way the company might implement this proposal for which shareholders might criticize the company for going in the opposite direction advocated by this proposal. The company does not point to any supporting text that might seem to favor the acceleration of executive pay.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: John Stipancich <john.stipancich@newellco.com>



U.S. Securities and Exchange Commission

Filing Detail

***Form 8-K** - Current report*

SEC Accession No. 0001193125-11-173160

Filing Date
2011-06-24
Accepted
2011-06-24 15:33:18
Documents
6

Period of Report
2011-06-23
Filing Date Changed
2011-06-24

Items
Item 5.02: Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers: Compensatory Arrangements of Certain Officers
Item 9.01: Financial Statements and Exhibits

Document Format Files

Seq	Description	Document	Type	Size
1	FORM 8-K	d8k.htm	8-K	21788
2	COMPENSATION ARRANGEMENT	dex101.htm	EX-10.1	92804
3	NEWS RELEASE	dex991.htm	EX-99.1	16642
4	SUMMARY OF TERMS	dex992.htm	EX-99.2	16312
5	GRAPHIC	g201812g15x33.jpg	GRAPHIC	10646
6	GRAPHIC	g201812g41y36.jpg	GRAPHIC	18862
	Complete submission text file	0001193125-11-173160.txt		189863

NEWELL RUBBERMAID INC (Filer) CIK: 0000814453 (see all company filings)

IRS No.: **363514169** | State of Incorp.: **DE** | Fiscal Year End: **1231**
Type: **8-K** | Act: **34** | File No.: **001-09608** | Film No.: **11930630**
SIC: **3089** Plastics Products, NEC
Assistant Director 6

Business Address
THREE GLENLAKE PARKWAY
ATLANTA 2Q 30328
770-418-7000

Mailing Address
THREE GLENLAKE PARKWAY
ATLANTA 2Q 30328

EX-99.2 4 dex992.htm SUMMARY OF TERMS

Exhibit 99.2

Summary of Terms of Michael Polk Written Compensation Arrangement

(i) Base salary of $1,200,000 per year;

(ii) An annual bonus opportunity under the Company's Management Cash Bonus Plan (the "Bonus Plan") with a target payout equal to 135% of base salary and a maximum payout equal to 270% of base salary, based on attainment of the performance criteria and payout levels contained in the Bonus Plan. For 2011, Mr. Polk will be entitled to a bonus based on a full year of base salary, with such bonus to not be less than 90% of target payout;

(iii) A monthly stipend of $3,000 in lieu of all perquisites other than an executive physical, the cost of which will be paid by the Company and the limited personal use of Company aircraft described below;

(iv) Beginning in 2012, participation in the Company's Long-Term Incentive Plan (the "LTIP"), which will permit Mr. Polk to receive an annual award of stock options, time-based restricted stock units ("RSUs") and performance-based RSUs under the Company's 2010 Stock Plan. The value of Mr. Polk's award at time of issuance will range between 385% and 575% of his base salary, with a target of 480% of his base salary.;

(v) Eligibility to participate in the Company's 2008 Deferred Compensation Plan (the "Plan"), including the SERP Cash component of the Plan pursuant to which the Company will make an annual contribution of 5% of his base salary and annual bonus in excess of $245,000 (or the then current IRS limitation) and 10% of his current year's base salary and annual bonus into a Plan account. Consistent with the terms of the Plan, the contributions will start to vest in his sixth year of employment. If Mr. Polk is employed by the Company when he turns 60, he will be fully vested in all Company contributions;

(vi) Participation in the Company's 401(k) Savings Plan and other benefit plans provided to Company employees generally, including the Total Retirement Savings Program. Under the Total Retirement Savings Program, Mr. Polk will receive an annual Company contribution to his 401(k) Savings Plan account equal to 4% of his eligible earnings;

(vii) A one-time cash signing bonus of $1,100,000, which is reimbursable to the Company in the event of certain terminations within the first year of employment;

(viii) A one-time grant of stock options on the first date of employment with a value of $1,100,000 based on the Company's Black-Scholes valuation method (the "One-Time Stock Option Grant"). These options will be subject to a three year cliff vest and have a ten year term;

(ix) A one-time Employment Transition Award granted on Mr. Polk's first date of employment consisting of:

(A) 677,048 performance-based RSUs, 50% of which are subject to a performance condition that the average closing stock price over any 20 continuous trading days exceeds by 10% the average closing stock price for the ten trading day period of June 9, 2011 through June 22, 2011, or $14.77 (the "Beginning Stock Price"), 25% of which are subject to a performance condition that the average closing stock price over any 20 continuous trading days exceeds the Beginning Stock Price by 20%, and the remaining 25% of which are subject to a performance condition that the average closing stock price over any 20 continuous trading days exceeds the Beginning Stock Price by 25%; provided, however, if any performance condition is satisfied prior to the second anniversary of Mr Polk's first date of employment, such shares will not vest earlier than such anniversary, and such RSUs will expire if they fail to vest by the seventh anniversary of his first date of employment; and

(B) 338,524 time-based RSUs, 50% of which vest on December 31, 2011, 25% of which vest on the first anniversary of Mr. Polk's first date of employment, and the remaining 25% of which vest on the second anniversary of Mr. Polk's first date of employment.

(x) Participation in the Company's executive relocation program;

(xi) Personal use of the Company aircraft in an amount not to exceed $165,000, with amounts in excess of $165,000 to be reimbursed to the Company;

(xii) Participation in the Company's medical and dental coverage consistent with other Company employees. In the event of Mr. Polk's retirement as Chief Executive Officer on or after age 55, and to the extent permitted by law, eligibility to continue such coverage until Medicare eligibility is achieved; and

(xiii) Receipt of an Employment Security Agreement, or ESA, in substantially the same form as that provided to the current Chief Financial Officer, except that the lump sum severance payment payable to Mr. Polk upon a qualified termination following a change-in-control will equal three times his base salary and target bonus and a pro-rata portion of his bonus for the year of termination.

In addition to the above, the Written Compensation Arrangement provides that in the event Mr. Polk is involuntarily terminated prior to a Change-in-Control (except for Good Cause or a violation of the Company's Code of Conduct and Ethics) or resigns for Good Reason (as such terms are defined in the ESA), he will be entitled to the following benefits:

(i) salary continuation through the second anniversary of his last date of employment with the Company;

(ii) medical and dental benefits continuation for a period of twenty-four months (provided, such benefits shall cease upon eligibility for coverage by a subsequent employer);

(iii) a Bonus Plan payment pro-rated based upon the number of days employed in the last year of employment;

(iv) vesting of the balance of his Cash SERP account (including interest accrued thereon);

(v) vesting of the Employment Transition Award time-based RSUs;

(vi) retention of any unvested Employment Transition Award performance-based RSUs; and

(vii) vesting of the One-Time Stock Option Grant, which may be exercised within one year of the last date of employment, but not beyond the original ten-year term.

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

(212) 455-2711

E-MAIL ADDRESS

akess@stblaw.com

BY E-MAIL

December 13, 2012

Re: Newell Rubbermaid Inc. - 2013 Meeting of Stockholders
Proposal of John Chevedden

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Newell Rubbermaid Inc., a Delaware corporation ("Newell"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal and supporting statement (together, the "Proposal") submitted by Mr. John Chevedden (the "Proponent") for inclusion in the proxy materials to be distributed by Newell in connection with its 2013 annual meeting of stockholders (the "Proxy Materials"). A copy of the Proposal and related correspondence with the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against Newell if Newell omits the Proposal in its entirety from the Proxy Materials.

Newell intends to file the definitive proxy statement for its 2013 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("*SLB 14D*"), this letter is being submitted by email to shareholderproposals@sec.gov. In addition, pursuant to Rule 14a-8(j), a copy of this letter is also being sent by overnight courier to the Proponent as notice of Newell's intent to omit the Proposal from Newell's Proxy Materials. Rule 14a-8(k) and SLB 14D provide that a stockholder proponent is required to send to the company a copy of any correspondence with the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to the Company. Similarly, we will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to Newell or us.

The Proposal

The Proposal reads as follows:

Proposal 4* — Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Basis for Exclusion

For the reasons described in this letter and consistent with actions taken by the Staff in relation to similar proposals, we respectfully submit that Rules 14a-8(i)(3) and 14a-9 permit the exclusion of the Proposal as it is impermissibly vague and indefinite so as to be inherently misleading and because it contains false and misleading statements. We further submit that the Proposal may not be revised further as any revisions would not be minor in nature and, accordingly, would be filed after November 29, 2012, the date disclosed in Newell's 2012 proxy statement as the deadline for stockholders to submit proposals to be included in Newell's 2013 Proxy Materials.

The Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Newell believes that it may properly omit the Proposal from the Proxy Materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is misleading and impermissibly vague and contains false and misleading statements. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact". In addition, Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from Proxy Materials if the proposal is "materially false or [contains] misleading statements". The Staff has taken the position that a stockholder proposal may be excluded from Proxy Materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading" or if "neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". *Staff Legal Bulletin No. 14B* (September 15, 2004) *("SLB 14B").*

In particular, Newell believes that the Proposal is materially vague and indefinite because it is subject to multiple interpretations in relation to how unvested performance awards should vest and unclear as to what is meant by "change of control". Critically, the key terms of the Proposal provide that "any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met". This language, however, is subject to multiple interpretations which could result in materially different outcomes.

We submit that it is unclear how the Proposal's pro rata requirement would apply to equity awards subject to performance goals. Under one reading of the Proposal, unvested performance-based awards would not be subject to pro rata vesting. This interpretation would require that unvested performance-based equity awards vest on an "all-or-nothing" basis after the performance period. Under this interpretation, if an executive was entitled to receive an award of 1,000 shares after meeting certain performance goals over a two-year period but a termination or change of control event occurred in the first year of the performance period, the executive would receive all 1,000 shares of the performance award only if the performance goals were met at the end of the two year period. If the performance goals were not met at the end of the two-year period, the executive would not receive any shares. A materially different, though equally plausible, reading of the Proposal would apply the pro rata vesting requirement to performance-based equity awards. If the pro rata vesting requirements were to apply to performance-based equity awards, however, the language in the Proposal is unclear as to when Newell would be required to determine whether the performance goals were met.

The point is illustrated further by way of example. Assume that an executive would be entitled to receive 1,000 shares of the company's stock after two years based on a performance goal that the company must improve sales figures by 200,000 new units by the end of the two-year period. Assume also that a termination or change of control event occurs at the end of the first year of the two-year period. Under this example, the Proposal is unclear as to when the determination is made regarding whether the performance goal has been met or the number of shares that the executive would be entitled to receive.

One interpretation would require that the determination of performance be made at the end of the second year, despite the triggering event having occurred after one year. Under this reading, if the entire increase in sales figures had been met by the end of the second year, there is still uncertainty as to whether the executive should receive the full reward or whether the pro rata language would limit the executive to only 500 shares, which is proportionate to the one year period prior to the triggering event. A materially different interpretation of the Proposal would be to measure the performance goal at the time the change of control event occurs. This interpretation could mean that if the company had not improved sales figures by at least 200,000 new units at the time the performance goal was measured, the executive would not receive any of the 1,000 shares. It is also possible to interpret the Proposal to mean that the executive should receive a pro rata portion of the 1,000 shares if the executive was on pace to meet the performance goal at the time of the change of control event. Under this interpretation, if the company had increased sales by at least 100,000 units at the time that the change of control event occurred, instead of by 200,000 new units by the end of two years, the executive would be entitled to receive a pro rata portion of the performance award, or 500 shares in the example. Further, the Proposal is unclear as to what the executive should receive if the executive has fully met the performance goal at the time the change of control event occurs. Using the example above, if the company had improved sales figures by 200,000 new units after only one year, the executive would arguably be entitled to the full performance award of 1,000 shares. However, the Proposal's pro rata language could be interpreted to mean that the executive should only receive a pro rata amount of the shares proportionate to the one year period, or 500 shares.

The term "change-in-control" is similarly ambiguous. A change-in-control of a company can happen in many ways, including through the sale or transfer of all or substantially all of the assets of the company, change in ownership of a majority of the outstanding shares of the company, change of a certain percentage of outstanding shares of the company, change in the composition of the board of directors, and a change of the company's Chief Executive Officer or Board Chairman, among other interpretations. The Proposal fails to identify when and what type of change-in-control of the Company would trigger this policy. Due to the fact that the term is subject to so many different interpretations, it is not clear what actions the Company would have to take in order to implement the policy, and any action taken by the Company upon implementation of the Proposal could be significantly different from stockholders' interpretation of the Proposal.

The Staff has repeatedly held that a stockholder proposal involving changes to compensation policies very similar to those referenced in the Proposal is excludable under Rule 14a-8(i)(3) if the proposal fails to define key terms or is subject to materially differing interpretations because neither the stockholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. See, for example:

- *Staples, Inc.* (March 5, 2012) ("*Staples*"). In *Staples,* the proponent sought to limit accelerated vesting, although the proposal did clarify that vesting was to take place on a pro rata basis proportionate to the executive's length of employment during the vesting period, Staples submitted that the proposal in question was still impermissibly vague because it contained inconsistent, vague and misleading terms and references. In support of its submission, Staples argued that the phrase "except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period" was subject to so many interpretations that "a stockholder could not possibly understand how the executive's equity would vest in the event this provision is triggered". It also argued that the terms "termination" and "change in control" as used in the *Staples* proposal were ambiguous. Finally, Staples argued that the requirement that "performance goals should also be met" was subject to multiple interpretations. Based on these arguments, which we believe are equally applicable to the Proposal, the Staff concluded that the *Staples* proposal was impermissibly vague and indefinite because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required, and therefore excludable.

- *Devon Energy* (March 1, 2012) ("*Devon*"). Devon argued that a proposal seeking to limit accelerated vesting was subject to multiple interpretations and that it was unclear how the proposal's pro rata requirement would apply to equity awards subject to performance goals. The Staff again concluded that the proposal submitted to Devon was impermissibly vague and indefinite, because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required, and was therefore excludable.

- *Limited Brands* (February 29, 2012) ("*Limited Brands*"). Limited Brands successfully argued that a proposal seeking to ban accelerated vesting was impermissibly vague and indefinite, in part, as it failed to define key terms, such as "on a pro rata basis" and "performance goals have been met", rendering Limited Brands unable to determine what the proposal required and stockholders uncertain as to its effect. In addition, the failure by the proponent to define "change of control" in the *Limited Brands* proposal meant that any implementation by Limited Brands might be inconsistent with stockholders' understanding when voting on the proposal. Here, too, the Staff permitted exclusion of the proposal on the basis that it was impermissibly vague and indefinite as neither stockholders nor the company would be able to determine with any reasonable certainty what the proposal required.

- *Verizon Communications Inc.* (January 27, 2012) ("*Verizon*"). Verizon argued that a stockholder proposal to ban accelerated vesting was ambiguous because it was unclear when the proposal would apply. In particular, the language of the *Verizon* proposal did not specify which types of termination would be subject to the proposal. The *Verizon* proposal also failed to define what would constitute a change-in-control and made other inconsistent references to change-in-control circumstances that would make the proposal difficult to implement. The Staff permitted exclusion of the proposal on the basis that it was impermissibly vague and indefinite as neither stockholders nor the company would be able to determine with any reasonable certainty what the proposal required.

- *Honeywell International Inc.* (January 24, 2012) ("*Honeywell*"). Honeywell argued that a proposal that sought to limit accelerated vesting included key terms that were subject to differing interpretations, in particular, the sub-clause "any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period". Honeywell also argued that it was unclear precisely what performance goals would need to be achieved or whether the original performance goals would be relevant upon a change in control. Here, too, the Staff was persuaded that the *Honeywell* proposal was vague and indefinite and that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required, and hence the proposal could be excluded.

With respect to each of these proposals, which are similar to the Proposal in all material respects, the Staff permitted exclusion on the basis that the proposal in question was vague and indefinite, noting in particular that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal in question required.

Indeed, the only stockholder proposal on the subject of accelerated vesting within the last two proxy seasons that the Staff has deemed not to be impermissibly vague is phrased entirely differently to the Proposal. In the case of *Walgreen Co.,* October 4, 2012 (*Walgreen*), the proponent similarly sought to prohibit the acceleration of vesting of any equity awards granted to senior executives. Unlike the Proposal, however, the proposal made by Amalgamated Bank's LongView Large Cap 500 Index Fund to Walgreen included explicit definitions of "change of control" (by reference to relevant agreements) and "equity award" (within the language of the proposal). Crucially, the *Walgreen* proposal provided that the Walgreen compensation committee could provide for pro rata vesting of any unvested awards, "with such qualifications as the Committee might determine". In essence, the proponent in *Walgreen* cured the ambiguities otherwise present in the Proposal (as well as in *Staples, Devon, Limited Brands, Verizon* and *Honeywell*) by empowering the company's compensation committee to determine how performance goals are to be measured and how to define pro rata vesting.

The Proposal, however, is not nearly as specific as the *Walgreen* proposal on these points. In particular, the Proposal fails to define either "change of control" or "equity award" and does not otherwise grant Newell's compensation committee the authority to determine how any unvested performance awards should vest upon acceleration. Indeed, the Proposal is more analogous to the proposals discussed in *Staples, Devon, Limited Brands, Verizon* and *Honeywell* and ambiguous in many of the same ways.

Accordingly, due to the ambiguities and materially different interpretations outlined above, we respectfully submit that Newell may properly omit the Proposal from the Proxy Materials under Rule 14a-8(i)(3). As neither stockholders voting on the Proposal nor Newell, in implementing the Proposal, would be able to determine with reasonable certainty how the pro rata requirements of the Proposal apply to performance-based equity awards, the Proposal is excludable under Rule 14a-8(i)(3). See *SLB 14B*.

<u>The Proposal may not be revised further as any revisions would not be minor in nature.</u>

In Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("*SLB 14*"), the Staff notes that it has a "long-standing practice of issuing no-action responses that permit stockholders to make revisions that are minor in nature and do not alter the substance of the proposal", in order to deal with proposals that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected".

As highlighted in this letter, the defects present in the Proposal are neither "relatively minor" nor "easily corrected". The questions as to how performance is to be measured and how the vesting of awards is to be calculated cannot be answered with minor changes that "do not alter the substance of the proposal". These ambiguities *are* the substance of the proposal. Any revisions would, in effect, transform the Proposal into a new proposal altogether, and therefore should be impermissible under the terms of SLB 14.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Newell excludes the Proposal from the Proxy Materials. If the Staff disagrees with Newell's conclusion that it is entitled to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,



A.J. Kess

Enclosures

cc: Mr. John Chevedden
Michael Peterson

Exhibit A

Copy of the Proposal
and
Related Correspondence with Mr. John Chevedden

Basrur, Aditya D.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 29, 2012 10:27 PM
To: Stipancich, John
Cc: Hermann, Christine; Peterson, Michael
Subject: Rule 14a-8 Proposal (NWL)``
Attachments: CCE00006.pdf

Mr. Stipancich,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael T. Cowhig
Chairman of the Board
Newell Rubbermaid Inc. (NWL)
Three Glenlake Pkwy
Atlanta GA 30328
Phone: 770 418-7000

REVISED NOV. 29, 2012

Dear Mr. Cowhig,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

October 28, 2012
Date

cc: John Stipancich <john.stipancich@newellco.com>
Corporate Secretary
Christine Hermann <christine.hermann@newellco.com>
Michael R. Peterson <michael.peterson@newellco.com>
FX: 770-677-8737 -8710

[NWL: Rule 14a-8 Proposal, October 28, 2012, Revised November 29, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2010 with "High Governance Risk." Also "Very High Concern" in Executive Pay – $18 million for our former CEO Mark Ketchum. Our new CEO, Michael Polk had a potential $24 million entitlement for a change in control. Plus Mr. Polk had an extra pay potential equal to 480% of his salary and a potential annual bonus of 135% of salary.

Meanwhile, 2,000 employees will be laid off or more than 10 percent of company employees. There will also be $225 million to $250 million in charges related to the layoffs. And our directors did not turnaround any or most of the low-hanging fruit of strengthening our corporate governance specified in this proposal, which does not even require one lay-off.

For instance, four of our directors had from 10 to 17 years long-tenure. Director independence tends to erode after 10-years. Plus an independent perspective is so valued for a board of directors. Directors Raymond Viault, Steven Strobel, Elizabeth Cuthbert-Millett and Thomas Clarke received from 8% to 18% in negative votes. Directors with long-tenure and/or high negative votes controlled 67% of the seats on our 3 board committees and all the chairmanships.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Peterson, Michael

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 31, 2012 11:44 AM
To: Peterson, Michael
Subject: Rule 14a-8 Proposal (NWL) sts
Attachments: CCE00005.pdf

Mr. Peterson,
Attached are the rule 14a-8 proposal stock ownership letters. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden


SPINNAKER TRUST

October 31, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 275 shares of Newell Rubbermaid, Inc., (NWL), CUSIP #651229106 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,



John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com


Northern Trust

October 31, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Newell Rubbermaid, Inc., (NWL) (Shareholder Resolution) CUSIP #651229106, Account #*** FISMA & OMB Memorandum M-07-16 ***
Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2012, Spinnaker Trust held 275 shares of Newell Rubbermaid, Inc., (NWL) CUSIP #651229106. The above account has continuously held at least 275 shares of NWL common stock since at least October 1, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust

Peterson, Michael

From: Peterson, Michael
Sent: Monday, October 29, 2012 2:56 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Christine Hermann (christine.hermann@newellco.com)
Subject: Newell Rubbermaid Shareholder Proposal Communication
Attachments: 14a8SLB.pdf

Dear Mr. Chevedden:

We are in receipt of your proposal dated October 28, 2012. Please note that you have not submitted adequate documentation with respect to your eligibility to submit a proposal under Rule 14a-8. Specifically, you have not appropriately verified your ownership of Newell Rubbermaid Inc. stock under Rule 14a-8(b). As you are not a registered owner of Newell Rubbermaid stock, the proxy rules require that you provide a written statement from the "record" holder meeting the requirements of Rule 14a-8(b)(2)(i). Please note that Staff Legal Bulletin No. 14F dated October 18, 2011 and Staff Legal Bulletin No. 14G dated October 16, 2012 (the "Legal Bulletins"), contain additional information and guidance on how to document your proof of ownership. For your convenience, I have attached copies of Rule 14a-8 as well as the Legal Bulletins.

Under Rule 14a-8(f)(1), you have 14 days from the date hereof to correct this deficiency, thus your response containing the requisite proof of ownership must be postmarked, or transmitted electronically, no later than November 12, 2012.

Regards,

Michael R. Peterson
Vice President, Securities Counsel & Assistant
Corporate Secretary
Newell Rubbermaid
3 Glenlake Parkway
Atlanta, Georgia 30328
Telephone: +1 (770) 418-7737
Mobile: +1 (404) 729-5071
Fax: +1 (770) 677-8737
michael.peterson@newellco.com
(Admitted to practice in Ohio)

beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

ıreholder, or how many shares you own. In this case, at the time you submit your proposal, you ıst prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of ur securities (usually a broker or bank) verifying that, at the time you submitted your proposal, u continuously held the securities for at least one year. You must also include your own written tement that you intend to continue to hold the securities through the date of the meeting of ıreholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, ıedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated ms, reflecting your ownership of the shares as of or before the date on which the one-year gibility period begins. If you have filed one of these documents with the SEC, you may demıstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change your ownership level;

(B) Your written statement that you continuously held the required number of shares for the ;-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the e of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular ıreholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most es find the deadline in last year's proxy statement. However, if the company did not hold an ıual meeting last year, or has changed the date of its meeting for this year more than 30 days m last year's meeting, you can usually find the deadline in one of the company's quarterly orts on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment comıies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid ıtroversy, shareholders should submit their proposals by means, including electronic means, that mit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a ularly scheduled annual meeting. The proposal must be received at the company's principal cutive offices not less than 120 calendar days before the date of the company's proxy statement ıased to shareholders in connection with the previous year's annual meeting. However, if the npany did not hold an annual meeting the previous year, or if the date of this year's annual eting has been changed by more than 30 days from the date of the previous year's meeting, then deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly eduled annual meeting, the deadline is a reasonable time before the company begins to print and d its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements ılained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the

company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the npany's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net nings and gross sales for its most recent fiscal year, and is not otherwise significantly related to company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to imment the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's inary business operations;

*(8) ***Director Elections:*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or ectors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the ırd of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the npany's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the posal;

> *Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously subted to the company by another proponent that will be included in the company's proxy materials the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as ther proposal or proposals that has or have been previously included in the company's proxy erials within the preceding 5 calendar years, a company may exclude it from its proxy erials for any meeting held within 3 calendar years of the last time it was included if the osal received:

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the ndments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-38; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC ase Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 . 14, 2010).

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along

h a copy of the company's statements opposing your proposal. To the extent possible, your letter
·uld include specific factual information demonstrating the inaccuracy of the company's claims.
ne permitting, you may wish to try to work out your differences with the company by yourself
ore contacting the Commission staff.

[The next page is 5733.]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Peterson, Michael

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, October 29, 2012 12:38 AM
To:	Stipancich, John
Cc:	Hermann, Christine; Peterson, Michael
Subject:	Rule 14a-8 Proposal (NWL)``
Attachments:	CCE00003.pdf

Mr. Stipancich,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael T. Cowhig
Chairman of the Board
Newell Rubbermaid Inc. (NWL)
Three Glenlake Pkwy
Atlanta GA 30328
Phone: 770 418-7000

Dear Mr. Cowhig,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

October 28, 2012
Date

cc: John Stipancich <john.stipancich@newellco.com>
Corporate Secretary
Christine Hermann <christine.hermann@newellco.com>
Michael R. Peterson <michael.peterson@newellco.com>

[NWL: Rule 14a-8 Proposal, October 28, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway. In 2012 our inscure directors would not allow us to vote on this topic.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "D" since 2010 with "High Governance Risk" and "Very High Concern" in Executive Pay – $18 million for our former CEO Mark Ketchum. Our new CEO, Michael Polk had a potential $24 million entitlement for a change in control. Plus Mr. Polk had the potential of incentive pay of 480% of his base salary and a potential annual bonus of 135% of salary.

Four of our directors had from 10 to 17 years long-tenure. Director independence tends to erode after 10-years. Directors Raymond Viault, Steven Strobel, Elizabeth Cuthbert-Millett and Thomas Clarke received from 8% to 18% in negative votes. Directors with long-tenure and/or high negative votes controlled 67% of the seats on our 3 board committees and all the chairmanships.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Special Shareowner Meeting Right – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***